1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 09, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2013 Revenue Report

Hsinchu, Taiwan, R.O.C. – Aug 9, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2013: On a consolidated basis, reveunues for July 2013 were approximately NT$52.10 billion, a decrease of 3.6 percent from June 2013 and an increase of 7.3 percent over July 2012. Revenues for January through July 2013 totaled NT$340.75 billion, an increase of 20.7 percent compared to the same period in 2012.

Beginning in July 2013, the revenues of Xintec Inc. (Xintec) are no longer included in TSMC’s consolidated revenues. This reduced TSMC July revenues by NT$305 million, with an 0.6 percentage point impact when compared with June and year-ago revenues. In other words, If Xintec continued to be included in consolidated revenues, TSMC’s July consolidated revenues would have declined 3.0% from June 2013 and increased 7.9% from the year-ago period.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	July 2013	June 2013	M-o-M Increase (Decrease) %	July 2012	Y-o-Y Increase (Decrease) %	January to July 2013	January to July 2012	Y-o-Y Increase (Decrease) %
Net Sales	52,103	54,028	(3.6)	48,567	7.3	340,745	282,368	20.7

*	July 2012 and Jan-July 2012 figures are prepared in accordance with TIFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

August 09, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July, 2013.

1. Sales volume (in NT$ thousands)

Period	Items	2013	2012
July	Net sales	52,103,384	48,567,302
Jan.-July	Net sales	340,744,700	282,368,464

2. Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Development*	14,615,029	1,813,004

*	The borrowers are TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	191,532,817	44,950,500

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	18,195,625	9,414,465
	Mark to Market Profit/Loss	(10,653)	(74,345)
	Unrealized Profit/Loss	(44,958)	(72,590)
Expired Contracts	Notional Amount	160,246,311	47,324,375
	Realized Profit/Loss	(33,046)	(12,399)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,843,942	—
	Mark to Market Profit/Loss	7,106	—
	Unrealized Profit/Loss	9,608	—
Expired Contracts	Notional Amount	9,889,113	—
	Realized Profit/Loss	49,703	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	541,461	1,258,675
	Mark to Market Profit/Loss	2,333	3,773
	Unrealized Profit/Loss	2,702	4,489
Expired Contracts	Notional Amount	3,599,194	7,800,131
	Realized Profit/Loss	14,615	1,336
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	14,961	0
	Mark to Market Profit/Loss	61	0
	Unrealized Profit/Loss	292	33
Expired Contracts	Notional Amount	1,452,178	1,833,098
	Realized Profit/Loss	5,084	4,225
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	0	—
	Mark to Market Profit/Loss	0	—
	Unrealized Profit/Loss	0	—
Expired Contracts	Notional Amount	222,682	—
	Realized Profit/Loss	(234)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	14,624,775	—
	Mark to Market Profit/Loss	(4,101,162)	—
	Unrealized Profit/Loss	(4,062,158)	—
Expired Contracts	Notional Amount	0	—
	Realized Profit/Loss	0	—
Equity price linked product (Y/N)		Y	—